Exhibit 23.1

 The Board of Directors
 Rock of Ages Corporation:

 We consent to incorporation by reference in the registration statement (No. 33-33685) on Form S-8 of Rock of Ages Corporation of our report dated March 24, 1997, except as to Note 13 which is as of August 12, 1997, relating to the consolidated balance sheets of Rock of Ages Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996, which report appears in the October 21, 1997, prospectus on Form S-1 of Rock of Ages Corporation.


                               /s/  KPMG Peat Marwick LLP

 Burlington, Vermont
 February 4, 1998